SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549


                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                        (Amendment No. 1)

             International Colin Energy Corporation
        ________________________________________________
                        (Name of Issuer)

                  Common Stock, no par value
        ________________________________________________
                 (Title of Class of Securities)

                           45928D-100
                           __________
                         (CUSIP Number)


                        James Pasquarelli
          Halcyon/Alan B. Slifka Management Company LLC
                  477 Madison Avenue, 8th Floor
                      New York, N.Y.  10022
  __________________________________________________________________
             (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                         June 21, 1996
     _______________________________________________________
     (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box [  ].

Check the following box if a fee is being paid with this statement [ ].

CUSIP No.             45928D-100
Schedule 13D/A

1
NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION
NUMBER OF ABOVE PERSONS:

        Halcyon/Alan B. Slifka Management Company LLC

2
CHECK THE APPRORIATE BOX IF A MEMBER OF A GROUP:

     (a)  [  ]           (b)  [  ]

3
SEC USE ONLY:

4
SOURCE OF FUNDS:    WC

5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e): [  ]

6
CITIZENSHIP OR PLACE OF ORGANIZATION:

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH:

7    SOLE VOTING POWER:            803,900
8    SHARED VOTING POWER           - 0 -
9    SOLE DISPOSITIVE POWER        803,900
10   SHARED DISPOSITIVE POWER      - 0 -

11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

     803,900

12
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES:   [  ]

13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

     6.2%

14
TYPE OF REPORTING PERSON:

     OO-IA

                                 Page 2 of 7 Pages

CUSIP No.             45928D-100
Schedule 13D/A

1
NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION
NUMBER OF ABOVE PERSONS:

     Alan B. Slifka Management Company, Limited

2
CHECK THE APPRORIATE BOX IF A MEMBER OF A GROUP:

     (a)  [  ]           (b)  [  ]

3
SEC USE ONLY:

4
SOURCE OF FUNDS:    WC

5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e): [  ]

6
CITIZENSHIP OR PLACE OF ORGANIZATION:

     New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH:

7    SOLE VOTING POWER:            803,900
8    SHARED VOTING POWER           - 0 -
9    SOLE DISPOSITIVE POWER        803,900
10   SHARED DISPOSITIVE POWER      - 0 -

11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

     803,900

12
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES:   [  ]

13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

     6.2%

14
TYPE OF REPORTING PERSON:

     CO

                                 Page 3 of 7 Pages

CUSIP No.             45928D-100
Schedule 13D/A

1
NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION
NUMBER OF ABOVE PERSONS:

     Alan B. Slifka

2
CHECK THE APPRORIATE BOX IF A MEMBER OF A GROUP:

     (a)  [  ]           (b)  [  ]

3
SEC USE ONLY:

4
SOURCE OF FUNDS:    WC

5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e): [  ]

6
CITIZENSHIP OR PLACE OF ORGANIZATION:

     New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH:

7    SOLE VOTING POWER:            803,900
8    SHARED VOTING POWER           - 0 -
9    SOLE DISPOSITIVE POWER        803,900
10   SHARED DISPOSITIVE POWER      - 0 -

11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

     803,900

12
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES:   [  ]

13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

     6.2%

14
TYPE OF REPORTING PERSON:

     IN

                                 Page 4 of 7 Pages

     Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General

Rules and Regulations under the Securities and Exchange Act of

1934, as amended (the "Act"), the undersigned hereby amend their

Schedule 13D Statement dated May 15, 1996 (the "Schedule 13D"),

relating to the Common Stock, no par value (the "Stock") of

International Colin Energy Corporation (the "Issuer").  Unless

otherwise indicated, all defined terms used herein shall have the same meanings respectively ascribed to them in Schedule 13D.

          Item 1.   SECURITY AND ISSUER.

          No material change.

          Item 2.   IDENTITY AND BACKGROUND.

          No material change.

          Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER
                    CONSIDERATION.

          The total consideration for the acquisition of the

shares of Common Stock is $4,349,581.32.  The funds to acquire the shares of Common Stock acquired by Halcyon on behalf of its clients, including certain of the limited partnerships in which

Halcyon is the general partner, came from the working capital of such clients.

          Item 4.   PURPOSE OF THE TRANSACTION.

          No material change.

          Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

          (a)  As of June 21, 1996, certain clients of Halcyon,

including certain limited partnerships in which Halcyon is the general partner, beneficially owned  803,900 shares of Common

Stock representing 6.2% of the outstanding shares of Common

Stock.  This percentage is based upon 12,868,021 shares of the

Common Stock outstanding as of November 19, 1995, as reported in the Issuer's most recently filed Form 10-Q.  Because Halcyon has full investment discretion over, including the power to dispose of, the Common Stock, as of June 21, 1996, Halcyon may be deemed to have beneficially owned 803,900 shares of Common Stock.

Further, as managing member of Halcyon, ABS &

                                 Page 5 of 7 Pages

Co. also may be deemed to have beneficially owned 803,900 shares of Common Stock as of  June 21, 1996.  As the sole shareholder of

ABS & Co., Slifka also may be deemed to have beneficially owned

803,900 shares of Common Stock as of June 21, 1996.

          (b)  ABS & Co., as managing member of Halcyon, has sole

power to dispose or direct the disposition of the Common Stock beneficially owned by Halcyon.

          (c)  Since the filing of the initial Schedule 13D,

Halcyon has purchased, on behalf of certain of its clients,

including certain limited partnerships in which Halcyon is the general partner, the following shares of Common Stock, at the following prices, all on the Toronto Stock Exchange:

          Trade Date          Number of Shares          Price per Share ($)

          6/17/96             5,200                     5.7953
          6/19/96             8,000                     5.8776
          6/21/96             144,200                   5.9026

          Except as described above, no Reporting Person has

effected any transactions in the Common Stock since the Schedule

13D.

          (d)  No material change.

          (e)  No material change.


          Item 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS
                    OR RELATIONSHIPS WITH RESPECT TO
                    SECURITIES OF THE ISSUER.

          No material change.

          Item 7.   MATERIAL TO BE FILED AS EXHIBITS.

          No material change.



                                 Page 6 of 7 Pages

                           SIGNATURES
                           __________




     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                              HALCYON/ALAN B. SLIFKA
                                  MANAGEMENT COMPANY LLC

                              By: /s/ James H. Schropp
                                  __________________________
                                  Name:  James H. Schropp
                                  Title:  Attorney-in-Fact


Dated:    June 24, 1996

                              ALAN B. SLIFKA  AND COMPANY,
                                  LIMITED

                              By: /s/ James H. Schropp
                                  __________________________
                                  Name:  James H. Schropp
                                  Title:  Attorney-in-Fact

Dated:    June 24, 1996



                              ALAN B. SLIFKA

                              By: /s/ James H. Schropp
                                  __________________________
                                  Name:  James H. Schropp
                                  Title:  Attorney-in-Fact


Dated:    June 24, 1996

                                 Page 7 of 7 Pages
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